SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes__ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1.   RADA  Electronic   Industries  Ltd.  Press  Release  re  AVCOM  Avionics  &
     Instruments Inc. Purchases CATS(R) Hardware and Software dated October 15, 2003.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

AVCOM Avionics & Instruments Inc. Purchases CATS(R) Hardware and Software

Wednesday October 15, 2:04 pm ET

NETANYA, Israel, Oct. 15/PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), announced today that AVCOM Avionics & Instruments Inc. (http://www.avcom-avionics.com) has purchased a CATS(R)(Commercial Aviation Test Station) ATE (Automatic Test Equipment) for its avionics maintenance facility, joining RADA's large customer base of CATS(R)ATE users.

AVCOM Avionics & Instruments Inc is purchasing a CATS(R) station with Test Program Sets (TPS) for initial delivery by the end of 2003. Initially the CATS(R) will be used to support avionics subsystems of B737-NG aircraft.

About the CATS(R) System

CATS(R) currently supports over 200 Test Program Sets (TPS) operating on a single platform. The TPS are compatible for supporting a wide range of commercial aircraft. CATS(R) is a leading product in the international aviation industry and is currently in use by British Airways, SAS, United Airlines, US Airways, GAMECO, FLS, NFF and others.

About RADA

RADA Electronic Industries Ltd.is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Contact
     Adar Azancot, C.E.O
     RADA Electronic Industries Ltd.
     Tel: +972-9-8921109


_________________
Source: RADA Electronic Industries Ltd.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: October 15, 2003